UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 12, 2018

CVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

California	0-10140	95-3629339
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

701 North Haven Avenue, Ontario, California		91764
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code (909) 980-4030

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter). Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01 Other Events.

As previously announced, CVB Financial Corp. (“CVB”), Citizens Business Bank, a wholly-owned subsidiary of CVB (“Citizens”), and Community Bank (“Community”) entered into an Agreement and Plan of Reorganization and Merger, dated as of February 26, 2018, pursuant to which and on the terms and subject to the conditions set forth therein, Community will merge with and into Citizens, with Citizens as the surviving corporation in the merger. The proposed merger is described in the joint proxy statement/prospectus, dated May 7, 2018, that was mailed to shareholders of CVB and Community Bank on or about May 9, 2018 in connection with the solicitation of proxies by the CVB and Community Bank boards of directors for their respective special meetings of shareholders, each to be held on June 21, 2018, in connection with the merger (the “Joint Proxy Statement/Prospectus”).

CVB and Community wish to make certain supplemental disclosures related to the merger set forth in the Supplement to the Joint Proxy Statement/Prospectus below. Important information concerning the merger is set forth in the Joint Proxy Statement/Prospectus. The Joint Proxy Statement/Prospectus is supplemented by, and should be read as part of, and in conjunction with, the information set forth in this Current Report on Form 8-K. Capitalized terms used in this Current Report on Form 8-K but not otherwise defined herein have the meanings ascribed to those terms in the Joint Proxy Statement/Prospectus. Nothing in this Current Report on Form 8-K shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the supplemental disclosures set forth in the Supplement to the Joint Proxy Statement/Prospectus below.

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CVB FINANCIAL CORP. 701 N. Haven Avenue, Suite 350 Ontario, California 91764	COMMUNITY BANK 460 Sierra Madre Villa Avenue Pasadena, California 91107

SUPPLEMENT TO THE JOINT PROXY STATEMENT/PROSPECTUS

This is a supplement to the joint proxy statement/prospectus of CVB Financial Corp. and Community Bank, dated May 7, 2018, that was mailed to shareholders of CVB Financial Corp. and Community Bank on or about May 9, 2018 in connection with the solicitation of proxies by the CVB Financial Corp. and Community Bank boards of directors for their respective special meetings of shareholders, each to be held on June 21, 2018. The purpose of the special meetings is to consider and vote upon, among other things, a proposal to approve the principal terms of the Agreement and Plan of Reorganization and Merger, dated as of February 26, 2018, by and among CVB Financial Corp., Citizens Business Bank and Community Bank and the transaction contemplated by the merger agreement, including the merger of Community Bank with and into Citizens Business Bank, with Citizens Business Bank surviving the merger, as described in more detail in the joint proxy statement/prospectus.

This supplement provides additional information and should be read together with the joint proxy statement/prospectus, including the annexes thereto and the documents incorporated by reference therein. Terms used but not otherwise defined in this supplement have the meanings set forth in the joint proxy statement/prospectus.

Your vote is very important. We urge shareholders who have not already voted or submitted a proxy for use at the special meetings to do so promptly. If you have already voted or submitted a proxy, you may change your vote or revoke your proxy in any of the ways described in the sections of the joint proxy statement/prospectus entitled “CVB Special Meeting—Proxies” for CVB shareholders and “Community Special Meeting—Proxies” for Community shareholders.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the joint proxy statement/prospectus as supplemented hereby or has passed upon the adequacy or accuracy of the disclosure in the joint proxy statement/prospectus as supplemented hereby. Any representation to the contrary is a criminal offense.

The securities to be issued in connection with the merger are not savings accounts, deposits or other obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This supplement to the joint proxy statement/prospectus is dated June 12, 2018 and is being provided to shareholders of CVB Financial Corp. and Community Bank on or about June 12, 2018.

SUPPLEMENTAL DISCLOSURES TO JOINT PROXY STATEMENT/PROSPECTUS

1. The fourth full paragraph on page 52 of the joint proxy statement/prospectus in the section entitled “The Merger—Background of the Merger” is hereby amended and restated as follows:

Between October 27, 2017 and November 7, 2017, Community entered into a mutual confidentiality agreement with each of the foregoing parties other than Party C who had previously entered into a mutual confidentiality agreement with Community in April 2017. Each of the confidentiality agreements contained customary standstill arrangements restricting such parties from, among other things, acquiring Community’s stock or making unsolicited acquisition proposals, and each potential buyer was prohibited from requesting that Community amend or waive any such standstill provision (commonly referred to as a “don’t ask, don’t waive” provision), which provisions remain in effect. During this time, Community also populated a data room in connection with each party’s due diligence review of Community and Davidson distributed an executive memorandum to each of the parties which summarized the merger opportunity.

2. The first paragraph in the section entitled “The Merger—Opinions of Community’s and CVB’s Financial Advisors—Opinion of Community’s Financial Advisor—Net Present Value Analysis for Community” beginning on page 75 of the joint proxy statement/prospectus is hereby amended and restated as follows:

Davidson performed an analysis that estimated the net present value per share of Community common stock under various circumstances. The analysis assumed: (i) Community performed in accordance with Community management’s financial forecasts for the years ending December 31, 2018, December 31, 2019, and December 31, 2020; and (ii) an estimated long-term growth rate of 6.0% for the years thereafter, as discussed with and confirmed by Community management based on Community’s historical performance and management’s future expectations based on their professional judgment. The resulting projected values for Community’s tangible book value per share in 2018–2022 were $122.19, $133.28, $145.34, $158.22, and $171.88, respectively. To approximate the terminal value of Community common stock at December 31, 2022, Davidson applied price to earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 140.0% to 240.0%, in both cases the valuation multiples were based on comparable companies and Davidson’s professional judgment. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.00% to 13.00%, based on comparable companies and Davidson’s professional judgment, and chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Community’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium (adjusted to reflect the industry beta for depository institutions), plus the published Duff & Phelps Size Premium.

3. The first paragraph in the section entitled “The Merger—Opinions of Community’s and CVB’s Financial Advisors—Opinion of Community’s Financial Advisor—Net Present Value Analysis for CVB” beginning on page 78 of the joint proxy statement/prospectus is hereby amended and restated as follows:

Davidson performed an analysis that estimated the net present value per share of CVB common stock under various circumstances. The analysis assumed: (i) CVB performed in accordance with publicly available consensus Street estimates for the years ending December 31, 2018 and December 31, 2019, and (ii) an estimated long-term growth rate of 6.0% for the years thereafter, as discussed with and confirmed by Community management based on their discussions with CVB management. The resulting projected values for CVB’s tangible book value per share in 2018–2022 were $9.26, $9.93, $10.64, $11.39, and $12.19, respectively. To approximate the terminal value of CVB common stock at December 31, 2021, Davidson applied price to forward earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 200.0% to 300.0%, in both cases the valuation multiples were based on comparable companies and Davidson’s professional judgment. The income streams and terminal values were then discounted to present values using different discount rates ranging from 8.00% to 13.00%, based on comparable companies and Davidson’s professional judgment, and chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of CVB’s common stock. In evaluating the discount rate, Davidson used industry standard methods of adding the current risk-free rate, which is based on the 20-year Treasury yield, plus the published Duff & Phelps Industry Equity Risk Premium (adjusted to reflect the industry beta for depository institutions), plus the published Duff & Phelps Size Premium.

4. The last paragraph in the section entitled “The Merger—Opinions of Community’s and CVB’s Financial Advisors—Opinion of Community’s Financial Advisor—Financial Impact Analysis” beginning on page 79 of the joint proxy statement/prospectus, with the paragraph appearing on page 80, is hereby amended and restated as follows:

Please be advised that during the two years preceding the date of this letter, Davidson has, in the past, provided investment banking and other financial advisory services to Community for which Davidson has received customary compensation and reimbursement of out-of-pocket expenses for such services. Such services during such period have included acting as a financial advisor to Community to discuss strategic alternatives in 2016. In 2016, Community paid Davidson, in connection with services performed from 2015 to 2016, $54,170, which included an advisory fee of $35,000 and reimbursable expenses of $19,170.

Davidson has not provided any investment banking or advisory services to CVB or Citizens during the prior three years. However, as disclosed in the joint proxy statement/prospectus and Davidson’s fairness opinion letter, attached as Annex C to the joint proxy statement/prospectus, Davidson is a full service securities firm engaged, either directly or through its affiliates, in securities trading, investment management, financial planning and benefits counseling, financing and brokerage activities for both companies and individuals. In the ordinary course of these activities, Davidson and its affiliates may provide such services to Community, CVB and their respective affiliates, may actively trade the debt and equity securities (or related derivative securities) of Community and CVB for their own account and for the accounts of their customers and may at any time hold long and short positions of such securities.

5. The disclosure in the section entitled “The Merger” is supplemented by adding the following paragraph in the middle of page 94 immediately prior to the section entitled “The Merger—Governing Documents”:

Litigation

On May 31, 2018, a putative class action complaint was filed by plaintiff Paul Parshall, a purported Community Bank shareholder, on behalf of himself and all others similarly situated, against Community Bank and Community’s directors in the United States District Court for the Central District of California under the caption Parshall v. Community Bank (Case No. 2:18-cv-04821 (C.D. Cal.). The complaint alleges, among other things, that Community and its board of directors violated Section 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 14a-9 promulgated thereunder, as applicable, by disseminating an allegedly false and misleading proxy statement which omitted material information with respect to the merger. Plaintiff seeks as relief, among other things, to enjoin Community from proceeding with, consummating or closing the merger until such time as the Exchange Act violations are remedied. Community does not believe the impact of this merger related litigation will have a material adverse effect on it or on the merger.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This supplement to the joint proxy statement/prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to CVB, Citizens, Community and the combined company. These statements may be made directly in this supplement to the joint proxy statement/prospectus or the joint proxy statement/prospectus or they may be made a part of the joint proxy statement/prospectus by appearing in other documents filed with the Securities and Exchange Commission by CVB and incorporated therein by reference. These statements include statements regarding the period following completion of the merger.

Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “will,” “should,” “plans,” “may,” “intend,” “projects,” “possibility,” “aims,” “target,” “objective,” “goal,” “seek” and words and terms of similar substance used in connection with any discussion of future operating or financial performance of CVB, Citizens, Community, the combined company or the merger help identify forward-looking statements. All of these forward-looking statements are CVB’s or Community’s management’s present expectations or forecasts of future events and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition to the factors relating to the merger discussed under the caption “Risk Factors” beginning on page 29 of the joint proxy statement/prospectus, the risks set forth, among others, under the caption “Caution Regarding Forward Looking Statements” beginning on page 37 of the joint proxy statement/prospectus, related to the businesses of CVB, Citizens and Community, could cause CVB, Citizens or Community’s actual results or those of the combined company to differ materially from those described in the forward-looking statements.

Each of CVB, Citizens and Community caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this supplement to the joint proxy statement/prospectus, in the case of forward-looking statements contained in this supplement to the joint proxy statement/prospectus. Neither CVB nor Community undertakes any obligation to update these forward-looking statements, except as required by law.

For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the information provided under “Information About the Companies—Community Bank” on page 138 of the joint proxy statement/prospectus, “Information About the Companies—CVB Financial Corp. and Citizens Business Bank” on page 137 of the joint proxy statement/prospectus and documents incorporated by reference in the joint proxy statement/prospectus and referred to under “Where You Can Find Additional Information” and “Incorporation of Certain Documents by Reference” on page 198 of the joint proxy statement/prospectus.

PARTICIPANTS IN SOLICITATION

CVB and Community and their respective directors, executive officers, management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus that is part of CVB’s registration statement on Form S-4, which became effective on May 7, 2018. You can also find information about CVB’s executive officers and directors in its definitive proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 4, 2018. You can obtain free copies of these documents as indicated below.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

CVB Financial Corp. files annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the “SEC.” You may read and copy any document CVB Financial Corp. files at the SEC’s public reference rooms in 100 F St., N.E., Washington, D.C. 20549. You may telephone the SEC at 1-800-SEC-0330 for further information on the public reference rooms. CVB Financial Corp.’s SEC filings are also available to the public at the SEC’s website at http://www.sec.gov. You may also obtain these documents, free of charge, from CVB Financial Corp. at www.cbbank.com under the “Investors” tab and then under the heading “SEC Filings.”

CVB Financial Corp. has filed a registration statement on Form S-4 of which the joint proxy statement/prospectus and this supplement form a part. As permitted by SEC rules, the joint proxy statement/prospectus and this supplement do not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits, at the address set forth below. Statements contained in the joint proxy statement/prospectus and this supplement as to the contents of any contract or other documents referred to in the joint proxy statement/prospectus and this supplement are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. The joint proxy statement/prospectus incorporates by reference documents that CVB Financial Corp. has previously filed with the SEC. They contain important information about CVB Financial Corp. and its financial condition. For more information, please see the section entitled “Incorporation of Certain Documents by Reference” on page 198 of the joint proxy statement/prospectus. These documents are available without charge to you upon written or oral request to CVB Financial Corp.’s proxy solicitor:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Toll-Free Telephone: 1-800-733-6198

If you would like to request any CVB Financial Corp. documents, your request should be sent in time to be received by CVB Financial Corp. in order for you to receive the documents before the special meeting.

Community Bank does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the “Exchange Act,” is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the SEC.

If you are a Community Bank shareholder and have questions about the merger or submitting your proxy, or if you need additional copies of the joint proxy statement/prospectus, this supplement or proxy cards, you should contact Community’s proxy solicitor:

Georgeson LLC

1290 Avenue of the Americas, 9th Floor

New York, NY 10104

Toll-Free Telephone: 1-800-676-0098

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CVB FINANCIAL CORP. (Registrant)

Date: June 12, 2018	By:	/s/ E. Allen Nicholson
E. Allen Nicholson
Executive Vice President and Chief Financial Officer